UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cumulus Media Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

231082108

(CUSIP Number)

David Tolley
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
Tel: (212) 583-5000

with a copy to:

Wilson S. Neely, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Tel: (212) 455-2000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone FC Capital Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 779,185*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 779,185*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,185*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone FC Capital Partners IV-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,329*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,329*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,329*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone Family FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,922*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,922*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,922*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone Participation FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,374*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,374*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone FC Communications Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,361,984*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,361,984*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,361,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone Communications FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,444*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 124,444*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,444*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS BCMA FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,486,428*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,486,428*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,428*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS BMA IV FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 828,810*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 828,810*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,315,238*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,315,238*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,315,238*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* See Item 5 hereof.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) hereby amends and supplements the Statement on Schedule 13D, initially filed on August 10, 2011 (the “Original 13D”, and, together with this Amendment No. 1, the “Schedule 13D”) relating to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, GA 30305. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. This Amendment No. 1 is being filed as a result of Blackstone FC Communications Partners L.P. entering into the Stockholders’ Agreement described in Item 5 hereof.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

Pursuant to the Stockholders’ Agreement described in Item 5 hereof, the Voting Agreement, dated as of January 31, 2011, by and among Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr. and DBBC, L.L.C. (the “Dickey Family”) and Blackstone FC Communications Partners L.P. and  the Voting Agreement and Consent, dated January 31, 2011, by and among BA Capital Company, L.P. and Banc of America Capital Investors SBIC, L.P. (the “BA Stockholders”) and Blackstone FC Communications Partners L.P. have each been terminated by the parties thereto.

Item 5.    Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) – (b)  The following disclosure assumes that there are 119,433,260 shares of Class A Common Stock of the Issuer outstanding as of September 22, 2011, which number is based on information set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2011.

Blackstone FC Capital Partners IV L.P. holds 779,185 shares of Class A Common Stock, Blackstone FC Capital Partners IV-A L.P. holds 12,329 shares of Class A Common Stock,  Blackstone Family FCC L.L.C. holds 34,922 shares of Class A Common Stock, Blackstone Participation FCC L.L.C. holds 2,374 shares of Class A Common Stock, Blackstone FC Communications Partners L.P. holds 2,361,984 shares of Class A Common Stock and Blackstone Communications FCC L.L.C. holds 124,444 shares of Class A Common Stock.

BCMA FCC L.L.C. is the general partner of Blackstone FC Communications Partners L.P. and the managing member of Blackstone Communications FCC L.L.C. BMA IV FCC L.L.C. is the general partner of Blackstone FC Capital Partners IV L.P. and Blackstone FC Capital Partners IV-A L.P. and the managing member of Blackstone Family FCC L.L.C. and Blackstone Participation FCC L.L.C. Stephen A. Schwarzman is the founding member of each of BCMA FCC L.L.C. and BMA IV FCC L.L.C.  Each of BCMA FCC L.L.C., BMA IV FCC L.L.C and Mr. Schwarzman may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him.

The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Blackstone FC Communications Partners L.P. entered into a Stockholders’ Agreement, dated as of September 16, 2011, a copy of which is incorporated by reference as Exhibit 7 hereto (the “Stockholders’ Agreement”), with the Issuer,  the BA Stockholders, the Dickey Family, Crestview Radio Investors, LLC (“Crestview Stockholder”), MIHI LLC, UBS Securities LLC and any other person who becomes a party thereto pursuant to section 3.1 thereof (each, including Blackstone FC Communications Partners L.P., a “Stockholder”) pursuant to which, among other things, subject to the respective terms therein, each Stockholder agreed to vote all of the shares of the Issuer’s common stock beneficially owned by such Stockholder in favor of the election of (i) two persons designated as nominees for election to the Issuer’s board of directors by the Crestview Stockholder, (ii) one person designated as nominee for election to the Issuer’s board of directors by the BA Stockholders, (iii) one person designated as nominee for election to the Issuer’s board of directors by Blackstone FC Communications Partners L.P., (iv) one person designated as nominee for election to the Issuer’s board of directors by the Dickey Family and (v) two other persons nominated for election to the Issuer’s board of directors by the board of directors, each of whom shall qualify as an “Independent Director” pursuant to the listing standards of the corporate governance rules for The NASDAQ Stock Market. Blackstone FC Communications Partners L.P.’s right to designate a nominee terminates upon the earlier of (A) the day immediately prior to the date electors who are to be elected at the fourth annual meeting of the Issuer’s stockholder held following January 31, 2011 are nominated for such election and (B) such time as the Blackstone Funds or their respective affiliates, collectively, cease to own at least 50% of the number of shares of Class A Common Stock received by the Blackstone Funds at the closing on August 1, 2011 of the transaction provided for in the Exchange Agreement. This description of the Stockholders’ Agreement is not intended to be complete and is qualified in its entirety by such agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

To the best of the Reporting Persons’ knowledge, as of the date hereof, the parties to the Stockholders’ Agreement may be deemed to beneficially own an aggregate of  106,458,092 shares of Class A Common Stock or 72.6% of the Issuer’s Class A Common Stock (based upon the shares of Class A Common Stock held by the Blackstone Funds, the 16,392,049 shares of Class A Common Stock held by the Dickey Family, the 644,871 shares of Class C Common Stock of the Issuer held by a member of the Dickey Family, which are convertible within 60 days of the date hereof  into an equal number of shares of Class A Common Stock, the 194,613 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by certain members of the Dickey Family, the 1,697,003 shares of Class A Common Stock held by or for the benefit of the BA Stockholders, the 5,809,191 shares of Class B Common Stock of the Issuer held by the BA Stockholders, which are convertible within 60 days of the date hereof into an equal number of shares of Class A Common Stock, the 26,138 shares of  Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by or for the benefit of the BA Stockholders, the 56,113,946 shares of  Class A Common Stock held by the Crestview Stockholder, the 7,776,498 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by the Crestview Stockholder, the 1,768,343 shares of Class A Common Stock held by UBS Securities LLC, the  12,720,202 shares of  Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by UBS Securities LLC).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Shareholders’ Agreement, Voting Agreement and Voting and Consent Agreement

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

7.
Stockholders’ Agreement, dated as of September 16, 2011 among Cumulus Media Inc., BA Capital Company, L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W.

Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr., DBBC, L.L.C., Crestview Radio Investors, LLC, MIHI LLC, UBS Securities LLC and any other person who becomes a party thereto pursuant to section 3.1 thereof (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Cumulus Media Inc. on September 22, 2011)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2011

BLACKSTONE FC CAPITAL PARTNERS IV L.P. By: BMA IV FCC L.L.C., its general partner By: /s/ Stephen A. Schwarzman Name: Stephen A. Schwarzman Title: Founding Member

BLACKSTONE FC CAPITAL PARTNERS IV-A L.P. By: BMA IV FCC L.L.C., its general partner By: /s/ Stephen A. Schwarzman Name: Stephen A. Schwarzman Title: Founding Member

BLACKSTONE FAMILY FCC L.L.C. By: BMA IV FCC L.L.C., its managing member By: /s/ Stephen A. Schwarzman Name: Stephen A. Schwarzman Title: Founding Member

BLACKSTONE PARTICIPATION FCC L.L.C. By: BMA IV FCC L.L.C., its managing member By: /s/ Stephen A. Schwarzman Name: Stephen A. Schwarzman Title: Founding Member

BLACKSTONE FC COMMUNICATIONS PARTNERS L.P.

By:  BCMA FCC L.L.C., its general partner

By:           /s/ Stephen A. Schwarzman
Name:         Stephen A. Schwarzman
Title:           Founding Member

BLACKSTONE COMMUNICATIONS FCC L.L.C.

By:  BCMA FCC L.L.C., its managing member

By:           /s/ Stephen A. Schwarzman
Name:         Stephen A. Schwarzman
Title:           Founding Member

BCMA FCC L.L.C.

By:           /s/ Stephen A. Schwarzman
Name:         Stephen A. Schwarzman
Title:           Founding Member

BMA IV FCC L.L.C. By: /s/ Stephen A. Schwarzman Name: Stephen A. Schwarzman Title: Founding Member

/s/ Stephen A. Schwarzman STEPHEN A. SCHWARZMAN